Exhibit 1

For Immediate Release

Pointer Telocation and Viasat Group Form a Strategic Partnership
to Present Innovative Solutions in Telematics and Location Based
Services Market

Rosh HaAyin, Israel & Venaria, Italy – June 9, 2010 – Pointer Telocation Ltd., (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) and Viasat Group  announced the establishment of a strategic partnership to offer innovative solutions in the areas of Stolen Vehicle Tracking, Telematics, and Fleet Management, more commonly referred to as Location Based Services .

The two companies have agreed to cooperate in order to develop products and solutions based on combined technologies for the benefit of customers in these markets. Solutions developed will be offered globally via the numerous Viasat Operation Centers, as well as with interested automobile clubs of ARC, an association that brings together European Car Clubs.

Viasat Group and Pointer Telocation Ltd. intend to create international standards in the Location Based Services markets, by developing and promoting commercial and technological common innovations and solutions specifically tailored for the field of Location Based Services.

"Viasat Group was founded in 1987 as a first mover in the market” – said Domenico Petrone, Viasat’s President and CEO. “In recent years we have consolidated our position in Italy by launching multiple business relationships with car manufacturers, car dealers, distribution and installation centers, carriers associations, and of course with the major insurance companies. Through a series of acquisition between 2002 and 2006, we established an Italian hub in the field of Location Based Services of absolute importance. Between 2007 and 2009 we started collaborating with ARC Europe, a collaboration that enables the delivery of telematics services for Road Side Assistance throughout Europe. Today, with Pointer Telocation, we represent the largest world hub.”

"With a superior technology, a rich product portfolio, a large customer base of end users, and a strong presence worldwide, Pointer Telocation Ltd. and Viasat Group together now represent a significant benchmark in the industry of Location Based Services," said Mr. Petrone.

“This successful cooperation with Viasat Group brings together two companies offering solid technology and innovation in the Mobile Resource Management Field.” said Israel Ronn, a Pointer Products Division Manager. “The aim of the two companies is to provide the most advanced products, for dramatically improved operational savings and driver safety, so that our whole customer community will benefit from the solutions created through this partnership”.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Brazil, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, Pointer’s division leading the partnership with Viasat, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. For more information: http://www.pointer.com.

About Viasat Group:
Viasat Group is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery, Fleet Management and Telematic Car Data Management. Viasat Group has a customer base of about 200.000 end users, with devices installed in over 400.000 vehicles.

Viasat Group is a vertical company with the garrison of the different phases of the industry through its control of the majority of Vem Solutions, a company focused on research and development, Elem Electronics, dedicated to the production of satellite systems intragroup and contract manufacturing in sectors with high quality and sophistication such as automotive, avionics, military and medical, Viasat and Trackysat focused in the field of Location Based Services Automotive. It is also the third largest shareholder of Pointer Telocation.

For more information: http://www.viasatgroup.it; www.viasatonline.it; www.movitrack.it.

Contact: Marcom – Ms. Sharona Meushar Tel: 972-73-2622-317 E-mail: sharonam@pointer.com	IR – Ms. Yael Nevat Tel: 972-50-762 6215 E-mail: yael@commitment-IR.com